07028558

RECEIVED

2007 DEC 10 A 8:59

SUPPL

December 4, 2007

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Advanced Info Service Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Advanced Info Service Public Company Limited (the "Company") (**File No. 82-3236**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, AIS-CP 110/2007**

  Subject: Report on the results of the exercise of warrants (ESOP Grant II, III, IV and V) in November 2007.

  Date: December 4, 2007

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Compliance by fax at (662) 299-5165 attention Mr. Pornrat Janejarassakul.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662)299-5116 or by emailing pornratj@ais.co.th

Thank you for your attention in this matter.

Faithfully yours,

PROCESSED
DEC 12 2007
THOMSON
FINANCIAL

Mr. Pong-Amorn Nimpoonsawat
Chief Finance Officer
Advanced Info Service Plc.

Enclosure

December 4, 2007

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Advanced Info Service Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Advanced Info Service Public Company Limited (the "Company") (**File No. 82-3236**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, AIS-CP 110/2007**

  Subject: Report on the results of the exercise of warrants (ESOP Grant II, III, IV and V) in November 2007.

  Date: December 4, 2007

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Compliance by fax at (662) 299-5165 attention Mr. Pornrat Janejarassakul.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662)299-5116 or by emailing pornratj@ais.co.th

Thank you for your attention in this matter.

RECEIPT COPY
Received by:
Date:

Faithfully yours,

Mr. Pong-Amorn Nimpoonsawat
Chief Finance Officer
Advanced Info Service Plc.

Enclosure

Summary Translation Letter
To the Stock Exchange of Thailand
December 4, 2007

AIS-CP 110/2007

December 4, 2007

Subject: Report on the results of the exercise of warrants (ESOP Grant II, III, IV and V) in November 2007.

To: The President
The Stock Exchange of Thailand

Advanced Info Service Public Company Limited ("the Company") issued and offered the warrants to purchase the Company's ordinary shares to directors and employees of the Company (ESOP). The details of Warrants are as follows:

Details of ESOP	Grant II	Grant III	Grant IV	Grant V
The number of warrants (units)	8,467,200	8,999,500	9,686,700	10,138,500
Issuing Date	May 30, 2003	May 31, 2004	May 31, 2005	May 31, 2006
Exercise Price (Baht/Share)	38.322	82.111	96.628	85.523
Exercise Ratio (warrant : common share)	1 : 1.13197	1 : 1.11788	1:1.10385	1:1.06949
Maturity of Warrants	5 years from the issuing date			

The Company would like to report the results of the exercise of warrants (ESOP Grant II, III, IV and V) in November 2007 as follows:

Outstanding of ESOP	Grant II	Grant III	Grant IV	Grant V
No. of exercised warrants in this month (units)	50,000	35,000	-	-
No. of remaining unexercised warrants (units)	477,900	6,481,700	9,686,700	9,885,600
No. of shares derived from this exercise (shares)	56,598	39,125	-	-
No. of remaining shares reserved for warrants (shares)	582,571	7,280,041	10,466,900	10,013,427

END